Exhibit 99.1

GoldMining Announces Closing of Flow-Through Financing and Commences Exploration at Yellowknife Gold Project

Flow-through share price of $1.34 represents ~25% premium to prior closing price; marks first exploration at the Project since 2012

Yellowknife Gold Project is Home to the Former Discovery Mine, Once One of the Highest-Grade Million Ounce Plus Past-Producing Gold Mines in Canada

Vancouver, British Columbia – June 9, 2025 – GoldMining Inc. (the “Company” or “GoldMining”) (TSX: GOLD; NYSE American: GLDG) is pleased to announce that it has closed its non-brokered private placement of 373,135 common shares, which will qualify as “flow-through shares” within the meaning of the Income Tax Act (Canada) (each a “FT Share”) at a price of $1.34 per FT Share for gross proceeds of $500,000 (the “Offering”).

Alastair Still, CEO of GoldMining, commented:

“We are pleased to commence first exploration at our 100% owned Yellowknife Gold Project since 2012. The high-grade open pit mineral resource deposits contained within the project, with estimated gold grades in excess of 2.0 g/t, are distinct from the high-grade past-producing underground Discovery Mine which produced more than 1 million ounces of gold at average grade above 1 oz per short ton. High-grade past-producing underground mines have been the source for major gold discoveries in Canada in recent decades including at Red Lake, Kirkland Lake and Windfall Lake. We are extremely excited to be commencing a new chapter of modern gold exploration in the historically prolific and high-grade Yellowknife greenstone belt.”

The Company will use an amount equal to the gross proceeds from the sale of the FT Shares to incur eligible "Canadian exploration expenses" that will qualify as "flow-through mining expenditures", as such terms are defined in the Income Tax Act (Canada) ("Qualifying Expenditures") in relation to the Company’s Yellowknife Gold Project, on or before December 31, 2026. All Qualifying Expenditures will be renounced in favour of the subscribers effective December 31, 2025.

All securities issued under the Offering are subject to a hold period expiring four months and one day from the date of closing. The Offering remains subject to final acceptance of the Toronto Stock Exchange.

About the Yellowknife Gold Project

Located along approximately 100 kilometers of the Yellowknife Greenstone Belt, the Yellowknife Gold Project is comprised of five individual properties: Ormsby – Bruce, Nicholas Lake, Goodwin Lake, Clan Lake and Big Sky (see Figure 1). The Ormsby property hosts the Discovery Mine which operated from 1950 to 1969 with total production estimated to be 1,023,550 oz of gold from 1,018,800 short tons (st) of ore. The average production grade of slightly more than one oz of gold per st is generally considered the highest average grade of produced gold in the Yellowknife gold district, and one of the highest grade gold mines in Canada with production over one million ounces of gold. References to past production activity at the Discovery Gold Mine is provided for information purposes and is not intended to be indicative of future exploration at the Project.

The Yellowknife Gold Project deposits can be considered Archean Lode Gold deposits within an orogenic gold environment similar in age and style to mineralization documented throughout the Canadian Shield, including classic Canadian gold camps such as Red Lake, Timmins and Kirkland Lake. Gold occurs in favorable structural settings including areas of contrasting lithological competency, where brittle and ductile shearing provides the fluid pathways for deposition of quartz-carbonate veining as stockwork and lode gold quartz veining.

The Yellowknife Gold Project has been the focus of substantial drilling, underground development, and historic gold production. However, no additional exploration activities have been conducted on the Yellowknife gold project since 2012. Historic drilling completed on the property totals 1,061 holes for 231,609 meters.

The mineral resource estimate for the Yellowknife Gold Project is estimated to total 14.1 million tonnes ("Mt") at an average grade of 2.33 grams per tonne gold ("g/t Au") containing approximately 1,059,000 ounces ("oz") gold in measured and indicated categories and an additional 9.3 Mt at an average grade of 2.47 g/t Au containing approximately 739,000 oz Au is estimated in the inferred resource category. Mineral resources were estimated with an assumed gold price of $1,500 per ounce and metallurgical recovery of 90%. Most resources are open pit constrained resources with reasonable prospects of eventual economic extraction stated above a 0.50 g/t Au cut-off, with lesser quantities of underground resources estimated as contained within gold grade shapes above a 1.50 g/t Au cut-off based on a visual assessment of the continuity of grade.

Figure 1 – Location of the Yellowknife Gold Project landholdings located north of the City of Yellowknife, Northwest Territories, Canada.

For further information regarding the Yellowknife Gold Project visit the Company website, www.goldmining.com, and for information on the mineral resource estimate referenced herein, refer to the technical report summary titled “Independent Technical Report, Yellowknife Gold Property, Northwest Territories, Canada” with an effective date of March 1, 2019 and amended June 9, 2021, available under the Company’s profile at www.sedarplus.ca and www.sec.gov.

Qualified Person

Paulo Pereira, P. Geo., President of GoldMining, has supervised the preparation of, and verified and approved, all other scientific and technical information herein this news release. Mr. Pereira is also a qualified person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

About GoldMining Inc.

The Company is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, the Company now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia, and Peru. The Company also owns 21.5 million shares of Gold Royalty Corp. (NYSE American: GROY), 9.9 million shares of U.S. GoldMining Inc. (Nasdaq: USGO), and over 26 million shares of NevGold Corp. (TSXV: NAU). See www.goldmining.com for additional information.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Co-Chairman, David Garofalo, Co-Chairman
Alastair Still, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Notice to Readers

Technical disclosure regarding the Yellowknife Gold Project has been prepared by the Company in accordance with NI 43-101. NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) and the scientific and technical information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC’s reporting and disclosure requirements.

Cautionary Statement on Forward-looking Statements

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”), which involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements respecting the Company's expectations regarding the use of proceeds from the Offering, eligibility of exploration expenses at the Yellowknife Gold Project to qualify as "Canadian exploration expenses" and the use of funds to qualify as "flow-through mining expenditures", the Yellowknife Gold Project and its other projects and often contain words such as "anticipate", "intend", "plan", "will", "would", estimate", "expect", "believe", "potential" and variations of such terms. Such forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates, which may prove to be incorrect. Investors are cautioned that forward-looking statements involve risks and uncertainties, including, without limitation: the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, unanticipated costs and expenses, risks related to government and environmental regulation, social, permitting and licensing matters, any inability to complete work programs as expected, the Company’s plans with respect to the Yellowknife Gold Project may change as a result of further planning or otherwise,  and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs most recent Annual Information Form and other filings with Canadian securities regulators and the SEC, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that forward-looking statements, or the material factors or assumptions used to develop such forward-looking statements, will prove to be accurate. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities law.